Exhibit 12

Electronic Data Systems Corporation

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$321	$301	$258	$247	$210
Portion of rentals deemed to be interest	304	329	294	337	313

Total fixed charges	625	630	552	584	523

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(388)	(543)	1,393	2,211	1,706
Minority interest in consolidated subsidiaries and (income) losses of equity investees	(7)	(1)	(9)	(9)	(4)
Total fixed charges per above	625	630	552	584	523

Earnings available for fixed charges	230	86	1,936	2,786	2,225

Coverage (deficiency)	(395)	(544)	1,384	2,202	1,702

Ratio of earnings to fixed charges	—	—	3.5	4.8	4.3